October 23, 2006

VIA FEDERAL EXPRESS, FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Kana Software, Inc.

Registration Statement on Form S-1 filed September 11, 2006

File No. 333-137224

Form 10-K for the year ended December 31, 2005

Forms 10-Q for the quarters ended March 31, 2006

and June 30, 2006

File No. 0-27163

Dear Ms Jacobs:

Reference is made to the letter, dated October 18, 2006, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kana Software, Inc. (the “Company”) regarding the above-referenced filings. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the heading and numbers of the comments contained in the letter of the Staff dated October 18, 2006.

Registration Statement on Form S-1

Item 17. Undertakings.

1.	We note that you have included the undertaking pursuant to Item 512(e) of Regulation S-K. Please advise us of the basis for this undertaking. Item 512(e) does not immediately appear applicable to your filing.

The Company will file an amended Registration Statement in Form S-1 and remove the undertaking pursuant to Item 512(e) of Regulation S-K. The proposed revisions to Item 17 Undertakings are set forth in Exhibit I attached hereto.

Securities and Exchange Commission

October 23, 2006

Form 10-Q for the Quarter Ended June 30, 2006

2.	We note your proposed disclosure regarding the changes to your internal control over financial reporting that occurred during the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. Please revise such disclosure to discuss how each such change is designed to address your material weaknesses and the dates when such changes were initiated. Please further discuss when each such change will be completed and determined to be effective in accomplishing their objectives.

The Company will revise its disclosure regarding the changes to its internal control over financial reporting that occurred during the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 by discussing how each such change is designed to address its material weaknesses, the dates when such changes were initiated and when each such change will be completed and determined to be effective in accomplishing their objectives. Attached hereto as Exhibit II is a proposed revision to Part I, Item 4 of the Form 10-Q for the quarter ended June 30, 2006 that includes such discussion.

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We have enclosed with the copy of this letter that is being transmitted via facsimile and overnight courier a copy of Exhibits I and II which is marked to show changes from the initial filings and from the exhibits attached to our letter sent to you on October 13, 2006. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455.

Very truly yours,

FENWICK & WEST LLP

/s/ David K. Michaels
David K. Michaels

Enclosures

cc:	Via Facsimile

Jeff Werbitt, Securities and Exchange Commission, Division of Corporation Finance

Daniel Lee, Securities and Exchange Commission, Division of Corporation Finance

Michael S. Fields, Chairman and Chief Executive Officer, Kana Software, Inc.

John M. Thompson, Executive Vice President and Chief Financial Officer, Kana Software, Inc.

William A. Bose, Esq., Vice President and General Counsel, Kana Software, Inc.

Securities and Exchange Commission

October 23, 2006

Exhibit I

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Securities and Exchange Commission

October 23, 2006

Exhibit II

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Regulations under the Securities Exchange Act of 1934 require public companies, including our company, to maintain “disclosure controls and procedures,” which are defined as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures as of the end of the period covered by this report and found that they were not effective as a result of the material weaknesses described below.

Changes in Internal Control Over Financial Reporting

Regulations under the Securities Exchange Act of 1934 require public companies, including our Company, to evaluate any change in our “internal control over financial reporting” as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer did not identify any change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes noted below:

• On May 16, 2006, we replaced our Domestic Controller with a Director of Finance who is a Certified Public Accountant and has 17 years of financial management experience in high-tech companies to address our shortfalls in staffing and to assist with accounting, finance, internal audits and information technology. This change was made to address the internal control weakness related to insufficient staffing in our accounting and reporting functions.

• As of June 30, 2006, we implemented a policy of review of all domestic journal entries, including consolidation entries, for adequate document support by our Director of Finance before the entry is posted. This change was made to address the internal control weakness related to our independent review of journal entries and insufficient documentation or support for journal entries and consolidation entries.

• As of June 30, 2006, we relocated our worldwide consolidation activities from our Netherlands office to our corporate headquarters in Menlo Park, California. This change was made to address the internal control weakness related to our insufficient documentation and analysis to support our consolidated financial statements. By moving the worldwide consolidation activities to our headquarters, we obtained greater control and visibility over the consolidation process.

• As of June 30, 2006, we implemented a policy under which our management performs a top level balance sheet and income statement “flux analysis” comparing the changes from the prior period’s financial statements and analyzing the differences. This change was made to address the general weakness in our general accounting processes related to documentation and analyses to support our consolidated financial statements. The performance of a higher level management review of our consolidated financial statements gives us greater assurance of the overall accuracy of our consolidated financial statements.

Securities and Exchange Commission

October 23, 2006

• As of June 30, 2006, we implemented a program to train our accounting staff to perform monthly analyses on general ledger accounts comparing the changes from the prior period’s consolidated financial statements and analyzing the differences. This change was made to address the internal control weakness related to insufficient training in our accounting department.

During the quarter ended March 31, 2006, we had the following changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

• On February 8, 2006, we hired our Vice President of Finance who is a Certified Public Accountant who has over 30 years of financial management experience, including over 20 years of experience working at companies subject to SEC reporting rules and regulations. Additionally, we engaged service providers on a permanent basis to address our shortfalls in staffing and to assist with accounting, finance, internal audits and information technology. These changes were made to address the internal control weakness related to insufficient staffing in our accounting and reporting function.

• As of March 31, 2006, we transferred the responsibility for accounting for royalties to a member of the general accounting team to establish a separation of duties between the revenue and order processing function and calculating royalties related to customer shipments. This change was made to address the internal control weakness related to our failure to properly evaluate estimates of royalties that are due.

During the quarter ended December 31, 2005, we had no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the quarter ended March 31, 2005, we had the following change that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

• As of March 31, 2005, our management adopted a single, comprehensive travel and entertainment reimbursement policy and implemented enhanced procedures and controls for the submission and review of expense reimbursement requests. This change was made to address the internal control weakness related to erroneous expense reimbursements as a result of our inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

During the remainder of 2006, we will be testing the effectiveness of our internal control processes discussed above and remediating any remaining deficiencies as necessary so that by December 31, 2006, we may be able to conclude that the changes to our internal controls are completed and operating as intended, and so that we will be able to evaluate the resulting effectiveness of our internal controls as of this time.

Material Weaknesses and Corrective Action Plans

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified and reported several material weaknesses in our internal control over financial reporting. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of inter-company accounts, insufficient staffing in the accounting and reporting function, which were exacerbated by changes in management and accounting personnel, and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to our financial statements for the year ended December 31, 2004.

The material weaknesses in our internal control over financial reporting delayed the completion of our consolidated financial statements for the years ended December 31, 2004 and 2005, as well as our financial statements for each of the quarters in 2005 and the first quarter of 2006, which prevented us from timely filing our Form 10-K for the years ended December 31, 2004 and 2005 and our quarterly filings on Form 10-Q in 2005 and the first quarter of 2006. In particular, as a

Securities and Exchange Commission

October 23, 2006

result of the lack of sufficient documentation and existing analysis to support the consolidated financial statements, significant analysis was required to support our consolidated financial statements, and the delay involved by the need for this analysis was exacerbated by insufficient staffing in our accounting and reporting function. This delay also impacted and continued to affect our ability to timely file our periodic reports throughout 2005 and up to the first half of 2006, as we were not able to commence preparation of these reports until we had completed and filed the Form 10-K for the year ended December 31, 2004 and as we had not completed the remediation of these material weaknesses. We are in the process of remediating these material weaknesses as described above, and until such remediation has been completed and tested, these material weaknesses could continue to cause delays in the filing of our periodic reports with the SEC.

Our management has determined that the deficiencies mentioned above constitute material weaknesses as of December 31, 2004 which continued to exist during 2005 and during the first half of 2006. As a result, we concluded that our internal controls over financial reporting were not effective as of June 30, 2006. We believe that these deficiencies mentioned above did not have a material impact on our unaudited condensed consolidated financial statements included in this report due to the fact that we performed substantial analysis on the June 30, 2006 and prior period consolidated financial statement balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management, and reconstructing certain account balances. However, these deficiencies mentioned above and our delay in timely completing our consolidated financial statements and thus, the timely filing of our periodic reports, increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or GAAP, and increase the risk of error in our general accounting processes and financial statements.

Our management, with the oversight of our Audit Committee, is working to address these control deficiencies mentioned above and is committed to effectively remediate these deficiencies. Some new processes and controls have already been approved and are being implemented. We will continue to develop and implement further improvements and additional controls. Our weaknesses will not be considered corrected until new internal controls are developed and implemented, are operational for a period of time and are tested, and management concludes that these controls are operating effectively.